Exhibit 99.2



ANNUAL SUPPLEMENTAL DATA

As of December 31, 2016

NATIONAL RETAIL PROPERTIES
NYSE:NNN

TABLE OF CONTENTS

Statements in this supplemental that are not strictly historical are "forward-looking" statements. These statements generally are characterized by the use of terms such as "believe," "expect," "intend," "may," "estimated," or other similar words or expressions. Forward-looking statements involve known and unknown risks, which may cause the company's actual future results to differ materially from expected results. These risks include, among others, general economic conditions, local real estate conditions, changes in interest rates, increases in operating costs, the preferences and financial condition of the company's tenants, the availability of capital, risks related to the company's status as a REIT and the profitability of the company's taxable subsidiary. Additional information concerning these and other factors that could cause actual results to differ materially from these forward-looking statements is contained from time to time in the company's Securities and Exchange Commission (the "Commission") filings, including, but not limited to, the company's Annual Report on Form 10-K. Copies of each filing may be obtained from the company or the Commission. Such forward-looking statements should be regarded solely as reflections of the company's current operating plans and estimates. Actual operating results may differ materially from what is expressed or forecast in this press release. National Retail Properties, Inc. undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date these statements were made.

INCOME STATEMENT SUMMARY

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2016	2015	2016	2015
Revenues:				
Rental and earned income	$ 135,947	$ 121,106	$ 515,954	$ 465,282
Real estate expense reimbursement from tenants	4,732	4,561	14,984	14,868
Interest and other income from real estate transactions	128	264	1,032	988
Interest income on commercial mortgage residual interests	392	446	1,677	1,778
	141,199	126,377	533,647	482,916
Operating expenses:				
General and administrative	9,408	9,657	36,508	34,736
Real estate	6,555	5,575	20,852	19,776
Depreciation and amortization	38,987	34,848	149,101	134,798
Impairment – commercial mortgage residual interests valuation	—	51	6,830	531
Impairment losses – real estate and other charges, net of recoveries	338	708	11,287	4,420
	55,288	50,839	224,578	194,261
Other expenses (revenues):				
Interest and other income	(62)	(42)	(170)	(109)
Interest expense	24,429	24,548	96,352	90,008
Real estate acquisition costs	42	33	563	927
	24,409	24,539	96,745	90,826
Income tax expense	—	(9,827)	—	(10,318)
Earnings before gain on disposition of real estate, net of income tax expense	61,502	41,172	212,324	187,511
Gain on disposition of real estate, net of income tax expense	4,624	1,305	27,182	10,450
Earnings including noncontrolling interests	66,126	42,477	239,506	197,961
Earnings from continuing operations attributable to noncontrolling interests:	(34)	(6)	(6)	(125)
Net earnings attributable to NNN	66,092	42,471	239,500	197,836

INCOME STATEMENT SUMMARY

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2016	2015	2016	2015
Net earnings attributable to NNN	66,092	42,471	239,500	197,836
Series D preferred stock dividends	(4,762)	(4,762)	(19,047)	(19,047)
Series E preferred stock dividends	(4,097)	(4,097)	(16,387)	(16,387)
Series F preferred stock dividends	(3,189)	—	(3,189)	—
Net earnings available to common stockholders	$ 54,044	$ 33,612	$ 200,877	$ 162,402
Weighted average common shares outstanding:				
Basic	146,266	137,111	144,176	133,999
Diluted	146,763	137,623	144,661	134,489
Net earnings per share available to common stockholders:				
Basic	$ 0.37	$ 0.24	$ 1.39	$ 1.21
Diluted	$ 0.37	$ 0.24	$ 1.38	$ 1.20

FUNDS FROM OPERATIONS (FFO)

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2016	2015	2016	2015
Net earnings available to common stockholders	$ 54,044	$ 33,612	$ 200,877	$ 162,402
Real estate depreciation and amortization:	38,907	34,754	148,779	134,380
Gain on disposition of real estate, net of income tax and noncontrolling interests	(4,579)	(1,305)	(27,137)	(10,397)
Impairment losses – depreciable real estate, net of recoveries and income tax	345	258	8,025	2,808
Total FFO adjustments	34,673	33,707	129,667	126,791
FFO available to common stockholders	$ 88,717	$ 67,319	$ 330,544	$ 289,193
FFO per common share:				
Basic	$ 0.61	$ 0.49	$ 2.29	$ 2.16
Diluted	$ 0.60	$ 0.49	$ 2.28	$ 2.15

CORE FUNDS FROM OPERATIONS

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2016	2015	2016	2015
Net earnings available to common stockholders	$ 54,044	$ 33,612	$ 200,877	$ 162,402
Total FFO adjustments	34,673	33,707	129,667	126,791
FFO available to common stockholders	88,717	67,319	330,544	289,193
Impairment – commercial mortgage residual interests valuation	—	51	6,830	531
Impairment losses – non-depreciable real estate and other charges	—	—	—	156
Bad debt expense – loans	—	—	3,269	—
Income tax benefit	—	(316)	—	(316)
Taxable REIT subsidiary revocation election[1]	—	9,607	—	9,607
Total Core FFO adjustments	—	9,342	10,099	9,978
Core FFO available to common stockholders	$ 88,717	$ 76,661	$ 340,643	$ 299,171
Core FFO per common share:				
Basic	$ 0.61	$ 0.56	$ 2.36	$ 2.23
Diluted	$ 0.60	$ 0.56	$ 2.35	$ 2.22

[1] At the close of business on December 31, 2015, NNN elected to revoke its election to classify the TRS as taxable REIT subsidiaries. This TRS revocation election resulted in an additional tax expense of approximately $9,607 for 2015.

ADJUSTED FUNDS FROM OPERATIONS (AFFO)

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2016	2015	2016	2015
Net earnings available to common stockholders	$ 54,044	$ 33,612	$ 200,877	$ 162,402
Total FFO adjustments	34,673	33,707	129,667	126,791
Total Core FFO adjustments	—	9,342	10,099	9,978
Core FFO available to common stockholders	88,717	76,661	340,643	299,171
Straight-line accrued rent	(273)	(529)	(252)	(368)
Net capital lease rent adjustment	309	331	1,364	1,277
Below market rent amortization	(662)	(671)	(2,842)	(3,046)
Stock based compensation expense	2,689	2,461	10,758	9,671
Capitalized interest expense	(495)	(750)	(1,738)	(2,383)
Loss on sale of mortgage receivable	—	450	—	450
Total AFFO adjustments	1,568	1,292	7,290	5,601
AFFO available to common stockholders	$ 90,285	$ 77,953	$ 347,933	$ 304,772
AFFO per common share:				
Basic	$ 0.62	$ 0.57	$ 2.41	$ 2.27
Diluted	$ 0.62	$ 0.57	$ 2.41	$ 2.27

OTHER INFORMATION

(in thousands)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2016	2015	2016	2015
Percentage rent	$ 776	$ 802	$ 1,735	$ 1,430
Amortization of debt costs	$ 810	$ 773	$ 3,086	$ 2,915
Scheduled debt principal amortization (excluding maturities)	$ 129	$ 378	$ 656	$ 1,587
Non-real estate depreciation expense	$ 83	$ 77	$ 333	$ 418

BALANCE SHEET

(in thousands)

(unaudited)

	December 31, 2016	December 31, 2015
Assets:		
Real estate:		
Accounted for using the operating method, net of accumulated depreciation and amortization	$ 5,881,280	$ 5,231,413
Accounted for using the direct financing method	11,230	14,518
Real estate held for sale	23,850	57,527
Cash and cash equivalents	294,540	13,659
Restricted cash and cash held in escrow	—	601
Receivables, net of allowance	3,418	3,344
Mortgages, notes and accrued interest receivable, net of allowance	1,252	8,688
Accrued rental income, net of allowance	25,101	25,529
Debt costs, net of accumulated amortization	2,715	4,003
Commercial mortgage residual interests	36	11,115
Other assets	90,729	89,647
Total assets	$ 6,334,151	$ 5,460,044
Liabilities:		
Line of credit payable	$ —	$ —
Mortgages payable, including unamortized premium and net of unamortized debt cost	13,878	23,964
Notes payable, net of unamortized discount and unamortized debt costs	2,297,811	1,951,980
Accrued interest payable	19,665	20,113
Other liabilities	85,869	121,594
Total liabilities	2,417,223	2,117,651
Stockholders' equity of NNN	3,916,799	3,342,134
Noncontrolling interests	129	259
Total equity	3,916,928	3,342,393
Total liabilities and equity	$ 6,334,151	$ 5,460,044
Common shares outstanding	147,150	141,008
Gross leasable area, Property Portfolio (square feet)	27,204	24,964

DEBT SUMMARY

(in thousands)

As of December 31, 2016

Unsecured Debt	Principal	Principal, Net of Unamortized Discount	Stated Rate	Effective Rate	Maturity Date
Line of credit payable	$ —	$ —	L + 92.5 bps	—	January 2019
Unsecured notes payable:					
2017	250,000	249,907	6.875%	6.924%	October 2017
2021	300,000	297,764	5.500%	5.689%	July 2021
2022	325,000	321,917	3.800%	3.985%	October 2022
2023	350,000	348,269	3.300%	3.388%	April 2023
2024	350,000	349,451	3.900%	3.924%	June 2024
2025	400,000	399,131	4.000%	4.029%	November 2025
2026	350,000	346,153	3.600%	3.733%	December 2026
Total	2,325,000	2,312,592			
Total unsecured debt [1]	$ 2,325,000	$ 2,312,592			
Debt costs		(21,157)			
Accumulated amortization		6,376			
Debt costs, net of accumulated amortization		(14,781)			
Notes payable, net of unamortized discount and unamortized debt costs		$ 2,297,811			

[1] Unsecured notes payable have a weighted average interest rate of 4.4% and a weighted average maturity of 6.6 years

Mortgages Payable	Interest Rate	Maturity Date	Principal Balance
Mortgage[1]	5.230%	July 2023	$ 13,987
Debt costs			(147)
Accumulated amortization			38
Debt costs, net of accumulated amortization			(109)
Mortgages payable, including unamortized premium and net of unamortized debt costs			$ 13,878

[1] Includes unamortized premium

Total Gross Book Assets ($6,684.8 Million)



Unsecured Debt: 30.0%
Secured Debt: 0.2%
Preferred Equity: 13.8%
Common Equity: 56.0%

NATIONAL RETAIL PROPERTIES
NYSE:NNN

CREDIT METRICS [(1)]

Ratings: Moody's Baa1; S&P BBB+; Fitch BBB+

	2012	2013	2014	2015	2016	2016 Pro Forma Pfd Stock Redemption[(2)]
Debt / Total assets (gross book)	37.5%	32.9%	32.6%	33.2%	30.2%	34.5%
Debt + preferred / Total assets (gross book)	44.3%	44.9%	43.3%	42.9%	43.9%	44.0%
Debt / EBITDA (last quarter annualized)	5.1	4.3	4.2	4.4	4.0	4.6
Debt / EBITDA (last four quarters)	5.3	4.5	4.5	4.6	4.3	4.9
Debt + Pref Stock / EBITDA	6.3	6.1	6.0	5.9	6.2	6.2
EBITDA / Interest expense (cash)	3.7	4.1	4.4	4.6	4.8	
EBITDA / Fixed charges (cash)	3.0	3.1	3.1	3.3	3.4	

[(1)] Debt amounts used in calculation are net of cash balances.
[(2)] Pro forma credit metrics reflect redemption of Series D Preferred shares in February 2017 using $287.5 million of cash balances available on December 31, 2016

CREDIT FACILITY AND NOTES COVENANTS

The following is a summary of key financial covenants for the company's unsecured credit facility and notes, as defined and calculated per the terms of the facility's credit agreement and the notes' governing documents, respectively, which are included in the company's filings with the Commission. These calculations, which are not based on U.S. GAAP measurements, are presented to investors to show that as of December 31, 2016, the company believes it is in compliance with the covenants.

Unsecured Credit Facility Key Covenants	Required	December 31, 2016
Maximum leverage ratio	< 0.60	0.32
Minimum fixed charge coverage ratio	> 1.50	3.44
Maximum secured indebtedness ratio	< 0.40	0.002
Unencumbered asset value ratio	> 1.67	3.15
Unencumbered interest ratio	> 1.75	5.37

Unsecured Notes Key Covenants	Required	December 31, 2016
Limitation on incurrence of total debt	≤ 60%	32.6%
Limitation on incurrence of secured debt	≤ 40%	0.2%
Debt service coverage ratio	≥ 1.50	4.82
Maintenance of total unencumbered assets	≥ 150%	307.2%

LONG-TERM DIVIDEND HISTORY

27 Consecutive Years of Dividend Increases


Dividends Paid Per Share
$1.80
$1.70
$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

NATIONAL RETAIL PROPERTIES
NYSE:NNN

PROPERTY ACQUISITIONS

(dollars in thousands)

	Year Ended December 31,	
	2016	2015
Total dollars invested	$ 846,906	$ 726,303
Number of Properties	313	221
Gross leasable area (square feet)	2,734,000	2,706,000
Cash cap rate	6.9%	7.2%

PROPERTY DISPOSITIONS

(dollars in thousands)

	Year Ended December 31,					
	2016			2015		
	Occupied	Vacant	Total	Occupied	Vacant	Total
Number of properties	33	5 [(1)]	38	11	8 [(1)]	19
Gross leasable area (square feet)	419,000	71,000	490,000	106,000	126,000	232,000
Acquisition costs	$ 91,203	$ 7,787	$ 98,990	$ 28,092	$ 11,264	$ 39,356
Net book value	$ 73,041	$ 2,992	$ 76,033	$ 24,535	$ 3,892	$ 28,427
Net sale proceeds	$ 99,954	$ 3,261	$ 103,215	$ 35,030	$ 4,086	$ 39,116
Cash cap rate	6.8%	—	6.8%	5.9%	—	5.9%

[(1)] Includes two excess land parcels

LEASE EXPIRATIONS

	% of Total[1]	# of Properties	Gross Leasable Area [2]		% of Total[1]	# of Properties	Gross Leasable Area [2]
2017	1.2%	27	502,000	2023	2.5%	85	1,014,000
2018	3.2%	90	1,153,000	2024	2.6%	50	883,000
2019	3.0%	76	1,122,000	2025	5.0%	132	1,116,000
2020	3.8%	132	1,571,000	2026	6.0%	181	1,830,000
2021	4.4%	122	1,320,000	2027	9.0%	190	2,842,000
2022	6.1%	111	1,456,000	Thereafter	53.2%	1,305	11,891,000

[1] Based on the annual base rent of $543,446,000, which is the annualized base rent for all leases in place as of December 31, 2016.

[2] Square feet.



- Lease Expirations as a Percentage of Annualized Base Rent -
(weighted average remaining lease term is 11.6 years)

TOP 20 LINES OF TRADE

	Line of Trade	As of December 31, 2016		As of December 31, 2015	
		% of Total[1]	Properties	% of Total[2]	Properties
1.	Convenience stores	16.9%	502	16.7%	448
2.	Restaurants - full service	11.8%	414	11.0%	294
3.	Restaurants - limited service	7.5%	347	7.2%	297
4.	Automotive service	6.6%	201	7.0%	197
5.	Family entertainment centers	5.8%	88	5.6%	80
6.	Health and fitness	5.7%	35	3.8%	28
7.	Theaters	4.9%	30	5.2%	30
8.	Automotive parts	3.9%	182	4.2%	183
9.	Recreational vehicle dealers, parts and accessories	3.4%	32	3.6%	32
10.	Banks	3.1%	124	3.4%	124
11.	Sporting goods	2.5%	15	3.3%	21
12.	Medical service providers	2.4%	76	2.2%	60
13.	Wholesale clubs	2.4%	8	2.6%	7
14.	Drug stores	2.1%	39	2.3%	39
15.	Consumer electronics	2.0%	20	2.2%	20
16.	Travel plazas	1.9%	28	2.1%	29
17.	Furniture	1.9%	42	1.1%	24
18.	General merchandise	1.8%	58	1.9%	60
19.	Home improvement	1.8%	23	1.8%	21
20.	Home furnishings	1.7%	18	1.9%	18
	Other	9.9%	253	10.9%	245
	Total	100.0%	2,535	100.0%	2,257

[1] Based on the annualized base rent for all leases in place as of December 31, 2016.
[2] Based on the annualized base rent for all leases in place as of December 31, 2015.

TOP 10 STATES

	State	% of Total[1]	Properties		State	Properties	% of Total[1]
1.	Texas	18.4%	448	6.	Georgia	118	4.3%
2.	Florida	9.1%	197	7.	Indiana	118	4.2%
3.	Illinois	5.7%	132	8.	Virginia	88	3.5%
4.	Ohio	5.7%	165	9.	Alabama	101	3.0%
5.	North Carolina	4.7%	134	10.	Tennessee	77	2.8%

[1] Based on the annualized base rent for all leases in place as of December 31, 2016.

PORTFOLIO BY REGION

As a percentage of annual base rent - December 31, 2016



Northeast: 15.6%
Rocky Mountain: 5.8%
West: 4.0%
South: 22.3%
Southeast: 25.7%
Midwest: 26.6%

TOP TENANTS

Creditworthy Retailers

- 20% of annual base rent is from tenants with investment grade rated debt
- 65% of annual base rent is from tenants that are publicly traded and/or have rated debt
- Top 25 tenants (59% of annual base rent) operate an average of over 1,000 stores each

Top Tenants (>2.0%)	Properties	% of Total [1]
Sunoco	125	5.4%
Mister Car Wash	90	4.0%
LA Fitness	29	3.8%
AMC Theatres	20	3.5%
Camping World	32	3.4%
Couche-Tard (Pantry)	86	3.3%
7-Eleven	77	3.3%
SunTrust	121	3.0%
Bell American (Taco Bell)	115	2.8%
Chuck E. Cheese's	53	2.5%
BJ's Wholesale Club	8	2.4%
Frisch's Restaurant	74	2.2%
Gander Mountain	12	2.2%
Bob Evans	117	2.0%

	Rent Coverage (With Corp. Overhead)	Fixed Charge Coverage
Range	1.1x - 7.4x	0.9x - 4.9x
Average	3.6x	2.5x
Weighted average	3.8x	2.5x

[1] Based on the annual base rent of $543,446,000, which is the annualized base rent for all leases in place as of December 31, 2016.

SAME STORE RENTAL INCOME

(dollars in thousands)

Same Store Rental Income (Cash Basis) [1]

Number of leases		1,972
Year ended December 31, 2016	$	424,920
Year ended December 31, 2015	$	421,497
Increase (in dollars)	$	3,423
Increase (percent)		0.8%

[1] Includes all properties owned for current and prior year period excluding any vacant properties or properties under development or re-development.

LEASING DATA

(dollars in thousands)

Year Ended December 31, 2016	Renewals With Same Tenant[1]			Vacancy Re-lease To New Tenant	Re-leasing Totals
	SunTrust	Other	Total		
Number of leases	90	49	139	16	155
Prior cash rents	$ 12,527	$ 9,537	$ 22,064	$ 2,726	$ 24,790
New cash rents	$ 12,715	$ 9,627	$ 22,342	$ 2,266	$ 24,608 [2]
Re-leasing spread	101.5%	100.9%	101.3%	83.1%	99.3%
Tenant improvements	$ —	$ 102	$ 102	$ 3,925	$ 4,027

[1] Renewal rate for past five years (2011-2016) was 88%
[2] Represents 4.5% of total annualized base rent as of December 31, 2016

OTHER PROPERTY PORTFOLIO DATA

As of December 31, 2016

Tenant Financials

	# of Properties	% of Annual Base Rent
Property Level Financial Information	2,058	79%
Tenant Corporate Financials	1,871	76%

Rent Increases	% of Annual Base Rent			
	Annual	Five Year	Other	Total
CPI – Based	33%	40%	2%	75%
Fixed Rate	4%	13%	3%	20%
No increases	—	—	5%	5%
	37%	53%	10%	100%

Lease Structure

- 90% of the company's annual base rent is from NNN leases
- 94% of the company's annual base rent is from NNN leases and NN leases (with roof warranty)

EARNINGS GUIDANCE

Core FFO guidance for 2017 is $2.42 to $2.48 per share. The 2017 AFFO is estimated to be $2.46 to $2.52 per share. The FFO guidance equates to net earnings of $1.37 to $1.43 per share, plus $1.05 per share of expected real estate depreciation and amortization and excludes any gains from the sale of real estate and any charges for impairments, severance costs, or preferred stock redemption charges. The guidance is based on current plans and assumptions and subject to risks and uncertainties more fully described in this press release and the company's reports filed with the Securities and Exchange Commission.

	2017 Guidance
Net earnings per common share excluding any gains on sale of real estate, impairment charges, severance charges or charges in connection with preferred stock redemption	$1.37 - $1.43 per share
Real estate depreciation and amortization per share	$1.05 per share
Core FFO per share	$2.42 - $2.48 per share
AFFO per share	$2.46 - $2.52 per share
G&A expenses (excluding severance charges)	$34 - $35 Million
Real estate expenses, net of tenant reimbursements	$6.0 - $6.5 Million
Acquisition volume	$500 - $600 Million
Disposition volume	$80 - $120 Million